Exhibit 99.10

NICE Actimize Honored for Best Anti-Money Laundering Solution by Regulation
Asia’s Excellence Awards

NICE Actimize’s anti-money laundering solutions were cited for their ability to leverage data analytics, artificial intelligence and machine learning to fight financial crime

Hoboken, N.J., January 31, 2022 – NICE Actimize, a NICE (Nasdaq: NICE) business, was recently recognized by the “Regulation Asia Awards for Excellence 2021” with its award for the “Best Solution in AML/CTF Compliance” in its “Best Solutions - Financial Crime Compliance” category. The Regulation Asia awards program recognizes excellence by firms that help to ensure the highest compliance standards are upheld in the financial industry, and that have shaped the regulatory landscape in the Asia Pacific region.

Regulation Asia’s “Best Solution” category recognizes solutions that financial institutions leverage to meet regulatory demands and stay compliant in the areas related to financial crime compliance. The AML/CTF (Anti-Money Laundering and Counter-Terrorism Financing) award was presented for the best solution “which helps financial firms comply with local, regional, and global AML and CTF regulations, leveraging data analytics, artificial intelligence, machine learning – covering all aspects of financial crime compliance.”

“Today’s regulations continue to create constant change for financial services organizations, elevating the importance of effective compliance monitoring,” said Bradley Maclean, Co-founder, Regulation Asia. “For the third consecutive year, our panel of industry experts have recognized the innovations NICE Actimize offers, this time citing the advancements offered through its anti-money laundering solutions, its ongoing commitment to the Asia Pacific region, and its use of advanced technologies to enhance its portfolio of financial crime compliance solutions. This award also acknowledges NICE Actimize’s ongoing commitment to adapting to rapidly changing regulatory requirements.”

“We continue our commitment to the Asia Pacific region and thank Regulation Asia’s expert panel of judges for recognizing our innovation in anti-money laundering solutions,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize’s anti-money laundering solutions are a clear leader when it comes to solving today’s increasingly complex challenges. We continue to support our clients as they meet growing regulatory demands and the need to increase operational efficiency.”

For further information on the Regulation Asia Awards, please click here.

About Regulation Asia
Regulation Asia is the leading source for actionable regulatory intelligence for Asia Pacific markets. Since 2013, our audience and subscription base have grown to include regulatory bodies, exchanges, banks, asset managers and service providers, allowing us to play a key role in the regulatory agenda. Visit www.regulationasia.com or connect via LinkedIn or Twitter.

About the Regulation Asia Awards for Excellence
The Regulation Asia Awards for Excellence recognizes technology companies, legal and consulting firms, and exchanges that have shaped the regulatory landscape in Asia Pacific, as well as outstanding technology projects both in mature and emerging markets by large tech firms and innovative startups that help meet the requirements of a specific regulatory change infrastructure.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.